Filed Pursuant to Rule 433
Registration No. 333-132497-01
May 30, 2007

PRICING TERM SHEET

May 30, 2007

Issuer:	Puget Sound Energy, Inc.

Principal Amount:	$250,000,000

Expected Ratings:	Ba1 by Moody’s Investors Service, Inc. BB by Standard & Poor’s Ratings Services

Offering Description:	Series A Enhanced Junior Subordinated Notes due 2067

Legal Format:	SEC registered (Registration No. 333-132497-01); no PORTAL designation since not required

Trade Date:	May 30, 2007

Settlement Date:	June 4, 2007

Final Maturity Date:	June 1, 2067

Optional Deferral:	Maximum of 10 consecutive years per deferral.

Optional Redemption:	The Issuer has the option to redeem, at any time, in whole or in part, on one or more occasions (i) on or after June 1, 2017 at 100% of the principal amount plus accrued and unpaid interest thereon or (ii) before June 1, 2017 at a Make–Whole Amount equal to the greater of (A) 100% of the principal amount of the Junior Subordinated Notes being redeemed or (B) the sum of the present value of each scheduled payment of principal and interest on the Junior Subordinated Notes from the redemption date to June 1, 2017, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 35 basis points, in each case plus accrued and unpaid interest.

Tax Event Call:	Before June 1, 2017, redeemable in whole, but not in part, at any time within 90 days after the occurrence and continuation of a Tax Event, at the greater of (i) 100% of the principal amount of the Junior Subordinated Notes being redeemed or (ii) the sum of the present value of each scheduled payment of principal and interest on the Junior Subordinated Notes from the redemption date to June 1, 2017, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 50 basis points, in each case plus accrued and unpaid interest.

Rating Agency Event Call:	Before June 1, 2017, redeemable in whole, but not in part, at any time following the occurrence and continuation of a Rating Agency Event, at the greater of (i) 100% of the principal amount of the Junior

Subordinated Notes being redeemed or (ii) the sum of the present value of each scheduled payment of principal and interest on the Junior Subordinated Notes from the redemption date to June 1, 2017, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 50 basis points, in each case plus accrued and unpaid interest.

Replacement Capital Covenant:	A Replacement Capital Covenant will apply until June 1, 2047.

Interest During Fixed Rate Period:	6.974% per annum up to, but not including, December 1, 2017, payable on June 1 and December 1, commencing December 1, 2007, subject to the Issuer’s right to defer interest on one or more occasions for up to 10 consecutive years.

Interest During Floating Rate Period:	Beginning December 1, 2017, up to, but not including, the maturity date, the Junior Subordinated Notes will bear interest at the Three-Month LIBOR Rate plus 253 basis points (2.53%), reset quarterly, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning March 1, 2018, subject to the Issuer’s right to defer interest on one or more occasions for up to 10 consecutive years.

Treasury Benchmark:	4.50% due May 15, 2017

Benchmark Yield:	4.874%

Spread to Treasury Benchmark:	210 bps

Reoffer Yield:	6.974%

Price to Public:	100%

CUSIP/ISIN:	745332 BY1 / US745332BY16

Joint Book-Running Manager and Sole Structuring Advisor	Lehman Brothers Inc.

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Morgan Stanley & Co. Incorporated

Co-Managers:	BNY Capital Markets, Inc. Citigroup Global Markets Inc. UBS Securities LLC Wachovia Capital Markets, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lehman Brothers Inc. or Morgan Stanley & Co. Incorporated toll free or J.P. Morgan Securities Inc. collect at the numbers below:

Lehman Brothers Inc.	(888) 603-5847
J.P. Morgan Securities Inc.	(212) 834-4533
Morgan Stanley & Co. Incorporated	(866) 718-1649

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